May 11, 2016	News Release 16-12
SILVER STANDARD REPORTS FIRST QUARTER 2016 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the first quarter ended March 31, 2016.

Paul Benson, President and CEO said, “We have had an excellent start to the year with 84,000 gold equivalent ounces produced at cash costs and AISC of $715/oz and $859/oz, respectively. We are well-positioned to continue with strong production in Q2 and the devaluation of the peso has allowed us to reduce our cash cost guidance at Pirquitas. Our robust operating performance has also allowed us to continue to add cash to the balance sheet despite investing in exploration and projects for the future.

The quarter was also important in the strategic development of the company with the announcement of the acquisition of Claude Resources. Pending the respective shareholder votes on May 18, the addition of the high-grade, high-margin Seabee operation in Saskatchewan into the Silver Standard portfolio creates a high-quality intermediate precious metals producer. The strengthened combined company will have low cost production, excellent exploration potential at each of its sites and an enviable balance sheet that will allow us to pursue both internal and external growth opportunities.”

First Quarter 2016 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Announced the acquisition of Claude Resources: Establishes a high-quality intermediate precious metals producer by combining high-margin precious metals operations with scale and financial strength in attractive mineral belts and political regions.

▪
Decreased cost guidance at Pirquitas: Reduced cash costs guidance to between $9.50 and $11.50 per payable ounce of silver sold after currency devaluation and achieving record low quarterly cash costs of $8.93 per payable ounce of silver sold.

▪
Improved production and cost guidance at Marigold: As previously announced, gold production guidance increased to between 200,000 ounces and 210,000 ounces and cash costs guidance reduced to between $690 to $740 per payable ounce of gold sold due to mine productivity and the addition of three haul trucks.

▪	Achieved lower quarterly unit costs at Marigold: The mine moved total material at $1.45 per tonne.

▪	Increased ore tonnes to leach pads at Marigold: Stacked ore increased to 5.7 million tonnes containing approximately 60,000 recoverable ounces during the quarter and strip ratio declined to 2.0:1.

▪
Increased cash balance: Quarter-end balance increased to $217.6 million, an increase of $5.8 million from year-end 2015 and $42.0 million from the first quarter 2015. Cash from operations totaled $12.7 million. Value of marketable securities increased by $6.6 million to $94.8 million.

▪	Generated adjusted net income: Adjusted net income of $9.0 million, or $0.11 per share.

▪	Advanced the Chinchillas project: Completed drilling program, metallurgical testing and Mineral Resources estimate on schedule for a fourth quarter development decision.

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2016	December 31 2015	September 30 2015	June 30 2015	March 31 2015
Total material mined (kt)	17,291	18,560	18,425	19,051	18,556
Waste removed (kt)	11,611	13,788	11,242	14,163	14,861
Total ore stacked (kt)	5,680	4,772	7,183	4,888	3,695
Strip ratio	2.0	2.9	1.6	2.9	4.0
Mining cost ($/t mined)	1.45	1.54	1.65	1.48	1.57
Gold stacked grade (g/t)	0.47	0.48	0.43	0.33	0.59
Processing cost ($/t processed)	0.71	0.86	0.66	0.79	1.09
Gold recovery (%)	70.0	69.9	69.7	67.6	74.7
General and admin costs ($/t processed)	0.47	0.47	0.41	0.56	0.71

Gold produced (oz)	50,520	61,461	41,262	48,685	55,598
Gold sold (oz)	48,605	62,827	39,525	48,121	55,865

Realized gold price ($/oz) (1)	1,189	1,084	1,110	1,205	1,210

Cash costs ($/oz) (1)	719	727	719	717	612
AISC ($/oz) (1)	841	799	998	870	953

Financial data ($000s)
Revenue	57,742	67,936	43,836	57,958	67,566
Income from mine operations	11,227	7,902	7,288	15,395	26,954
Capital investments	8,796	3,641	8,931	5,255	4,768
Capitalized deferred stripping	1,435	—	—	—	12,543
Exploration expenditures (2)	1,102	731	1,944	1,978	1,551

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our management's discussion and analysis of the financial position and results of operation for the three months ended March 31, 2016 ("MD&A").

(2) Includes capitalized and expensed exploration expenses.

Mine production

We produced 50,520 ounces of gold in the first quarter of 2016, as expected and on target to meet our increased production guidance. Quarterly gold production generally reflects the quantity of recoverable gold stacked on leach pads in the preceding months. First quarter gold production reflects lower fourth quarter 2015 stacked ore tonnes as compared to the record stacked ore tonnes in the third quarter of 2015.

A total of 17.3 million tonnes of material was mined in the first quarter, slightly lower than the 18.6 million tonnes in the fourth quarter of 2015 due to moving more ore to the leach pads, our longest haul distances, and higher precipitation. Approximately 5.7 million tonnes of ore were delivered to the leach pads at a gold grade of 0.47 g/t, containing approximately 60,000 recoverable ounces of gold stacked during the quarter. The three haul trucks, purchased early in the first quarter, were commissioned ahead of schedule and began operating at the beginning of the second quarter. The strip ratio declined to 2.0:1 in the first quarter, a 31% reduction compared to the previous quarter, and ore tonnes reconciliation continued to be positive. Gold recovery was 70% in the first quarter of 2016, in line with the fourth quarter of 2015. The additional haul trucks, combined with the recoverable ounces of gold stacked during the quarter, will lead to increased production in the second half of 2016.

The construction of a new leach pad, budgeted for 2016, is underway and, once completed in the third quarter, is anticipated to benefit production later in the year.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $719 per payable ounce of gold sold in the first quarter of 2016 were comparable to cash costs of $727 per payable ounce of gold sold in the fourth quarter of 2015. Costs per tonne mined decreased to $1.45 per tonne in the first quarter of 2016, 6% lower than in the fourth quarter of 2015 despite a reduction in total tonnes mined. Mining costs were positively impacted by lower diesel prices, lower operating supplies consumption and lower maintenance costs. Processing unit costs were also lower in the first quarter of 2016 than in the fourth quarter of 2015 principally due to higher ore tonnes combined with a decline in consumable commodity prices. General and administrative unit costs were comparable to the fourth quarter of 2015 as higher costs were offset by higher ore tonnes. Operational excellence remains a core activity at Marigold particularly focused on maintenance processes and practices.

AISC of $841 per payable ounce of gold sold in the first quarter of 2016 slightly increased from $799 in the fourth quarter of 2015, due to increased capitalized stripping and lower payable ounces sold.

Mine sales

A total of 48,605 ounces of gold was sold at an average price of $1,189 per ounce during the first quarter of 2016, a decrease of 23% from the 62,827 ounces of gold sold at an average price of $1,084 per ounce during the fourth quarter of 2015. The decrease in sales was a function of decreased gold production and higher quarter end gold inventory.

Exploration

The focus of our exploration program for 2016 is to convert Mineral Resources to Mineral Reserves and identify new Mineral Resources in and around existing Mineral Reserves. Drilling activities during the first quarter of 2016, were focused within the Terry Zone North (TZN), HideOut and 8 South pit extension (8Sx) areas. During the first quarter, we drilled a total of 11,860 meters in 54 reverse circulation drillholes.

Following up on the success we had with the re-assay of historic samples in 2015, pursuant to our assay program, we continued the project and have re-assayed an additional 25,504 samples during the first quarter. The results of the re-assay program are broadly in line with the results achieved in 2015.

Exploration activities at Marigold included a pre-faulting reconstruction of the geology over our entire land package. This work yielded significant interpretative conclusions which identified several near surface oxide targets. We plan to conduct exploration drilling on the Valmy property in the second half of 2016, subject to obtaining requisite permits and other approvals.

Pirquitas mine, Argentina

	Three months ended
Operating data	March 31 2016	December 31 2015	September 30 2015	June 30 2015	March 31 2015
Total material mined (kt)	2,520	2,712	2,746	3,087	3,355
Waste removed (kt)	1,726	1,966	2,219	2,320	2,585
Ore mined (kt)	794	746	527	766	257
Strip ratio	2.2	2.6	4.2	3.0	3.4
Silver mined grade (g/t)	181	187	188	172	184
Zinc mined grade (%)	0.37	0.23	0.33	0.69	0.73
Mining costs ($/t mined)	2.97	3.78	3.94	3.39	2.90
Ore milled (kt)	418	421	410	347	379
Silver mill feed grade (g/t)	247	237	238	262	267
Zinc mill feed grade (%)	0.44	0.35	0.57	0.69	0.89
Processing cost ($/t milled)	13.58	20.60	21.53	22.69	21.46
Silver recovery (%)	79.7	80.8	82.0	83.7	83.7
Zinc recovery (%) (1)	24.1	27.0	40.1	50.9	51.4
General and admin costs ($/t milled)	5.68	8.09	8.13	10.62	8.39

Silver produced ('000 oz)	2,639	2,588	2,576	2,443	2,732
Zinc produced ('000 lb) (1)	381	865	2,076	2,674	3,837
Silver sold ('000 oz)	3,223	1,943	2,819	2,623	2,909
Zinc sold ('000 lb) (1)	—	1,428	2,352	4,936	2,769

Realized silver price ($/oz) (2)	14.94	15.00	14.97	16.72	16.67

Cash costs ($/oz) (2)	8.93	10.96	11.02	9.45	11.25
AISC ($/oz) (2)	9.67	12.78	12.68	11.78	12.56

Financial Data ($000s)
Revenue	43,771	22,656	33,355	37,860	44,155
Income (loss) from mine operations (3)	12,071	(28,387)	(14,684)	924	3,448
Capital investments	1,578	2,305	2,500	2,962	1,552
Capitalized stripping	—	—	—	—	—
Exploration expenditures	22	234	1,124	1,912	1,283

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of realized silver prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(3)
Income (loss) from mine operations for the quarters ended December 31, 2015, and September 30, 2015, include $24.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile, warehouse inventory and severance provision at the Pirquitas mine.

Mine production

The Pirquitas mine produced 2.6 million ounces of silver during the first quarter of 2016, slightly higher than production in the fourth quarter of 2015, due to higher silver mill feed grade. The lower zinc production is in line with our previously stated strategy to maximize payable silver recovery.

Ore was milled at a record average rate of 4,590 tonnes per day in the first quarter of 2016. The average silver grade of ore milled was 247 g/t, comparable to the 237 g/t reported in the fourth quarter of 2015, as the improvement in ore tonnes mined enabled higher grade tonnes to be milled selectively and lower grade tonnes to be stockpiled for processing at the end of the pit life. The average recovery rate for silver in the first quarter of 79.7% was comparable to 80.8% in the previous quarter. Zinc recovery to zinc concentrate was 24%, representing a 27% decrease over the previous quarter due to the expected decrease in zinc head grade. The zinc circuit was in operation for only 21 days in the first quarter of 2016.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, decreased to $8.93 per payable ounce of silver sold in the first quarter of 2016 from $10.96 per payable ounce of silver sold in the fourth quarter of 2015. Unit operating costs declined in all areas due to lower labour costs as a result of the devaluation of the Argentine peso and lower costs of commodity inputs including diesel. Processing costs per tonne further declined due to the cessation of the zinc circuit and associated costs during the majority of the quarter.

AISC of $9.67 per payable ounce of silver sold were lower in the first quarter of 2016 than the $12.78 per payable ounce of silver sold in the fourth quarter of 2015 due to lower cash costs and lower capital expenditure and exploration costs.

In April 2016, we completed the annual wage negotiations with the union. The negotiations were conducted without any impact or interruption to the operations.

Mine sales

Silver sales totaled 3.2 million ounces in the first quarter of 2016, a 66% increase from the fourth quarter of 2015, partially due to the timing of two shipments planned for December 2015, which left the port in early January 2016 and therefore moved revenue out of the fourth quarter of 2015 into the first quarter of 2016. There were no sales of zinc in the quarter, as we stockpiled tonnes to establish sufficient volumes to sell, compared to 1.4 million pounds of zinc sold in the fourth quarter of 2015.

Chinchillas project, Argentina

By the end of the first quarter of 2016, Golden Arrow Resources Corporation ("Golden Arrow") completed 15,142 meters of diamond drilling in 115 core holes and initial geotechnical, hydrological and metallurgical studies. On April 12, 2016, Golden Arrow reported that the Chinchillas project contains Measured and Indicated Mineral Resources of 11.0 million tonnes grading 177 g/t silver, 1.4% lead and 0.59% zinc (249 g/t silver equivalent). Refer to our MD&A for additional details. Golden Arrow has also commenced environmental baseline studies and community engagement programs. In the first quarter of 2016, we spent approximately $2.4 million, bringing total expenditures to date for the project to $6.1 million.

We expect to complete the relevant engineering studies to determine the economic viability of Chinchillas as a satellite mine feeding the Pirquitas plant and extending the life of that operation into the next decade. At this stage we expect to be able to make a decision as to whether we exercise our option and move forward with the project in the fourth quarter of this year.

Export duties

As disclosed in our MD&A, since February 12, 2016, we no longer accrue for export duty on silver concentrate.

At March 31, 2016, we have accrued a liability totaling $67.1 million (December 31, 2015 - $65.6 million) for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. As of March 31, 2016, we have paid $6.6 million in export duties, for which we have filed for recovery. We continue to assess the implications of the elimination of the export duty on our financial reporting position related to the historical liability recorded. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of loss.

Review of Projects
Perdito Project, California, U.S.

On March 31, 2016, we announced that we entered into an option agreement to acquire a 100% interest in the Perdito project. The project is located 240 kilometers west of Las Vegas, Nevada in Inyo County, California and covers an area of approximately 5,780 hectares.

We completed an airborne survey on the project late in 2015 to aid drill targeting and we are in the process of obtaining state approvals for exploration works, including drilling. We have budgeted $1.5 million for drilling and field work at the project in 2016.

Outlook

This section of the news release provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
Our operating guidance was revised from that provided in our fourth quarter 2015 MD&A Outlook. For the full year 2016, we expect:

Operating Guidance		Marigold mine	Pirquitas mine
Gold Production	oz	200,000 - 210,000	—
Silver Production	Moz	—	8.0 - 10.0
Zinc Production (1)	Mlb	—	0.0 - 5.0
Cash cost per payable ounce sold (2)	$/oz	690 - 740	9.50 - 11.50
Capital Expenditures	$M	32	5
Capitalized Stripping Costs	$M	30	—

(1)
When processing low zinc grade material, the optimum financial result may be to curtail the zinc circuit to maximize payable silver recovery. This is a plant optimization decision that is made on an ongoing basis, leading to a wide range of zinc production guidance.

(2)
We report the non-GAAP financial measure of cash cost per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine and the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

Marigold production and capital guidance was revised upward on February 25, 2016, from that announced on January 14, 2016. Upon review of operating performance through 2015, we determined that, with improvements in loading equipment performance, haul truck capacity was limiting total material mined. As a result, Marigold purchased three additional used 300-tonne class haul trucks, one of which replaces a rental unit, taking the haul truck fleet to 21-300 tonne haul trucks. The trucks were in production early in the second quarter of 2016 and are expected to increase the average material mining capacities from approximately 200,000 tonnes per day to 220,000 tonnes per day.

Marigold production is expected to stay strong in 2016 with quarterly and annual variations driven by Mackay pit phase sequencing. Capital expenditures include approximately $7 million for three haul trucks, $6 million for additional leaching capacity as construction has been accelerated due to the increased ore tonnes mined, $16 million for maintenance and capitalized spares for mining equipment, and $3 million for permitting. As expected, 2016 is projected to be a year of higher capitalized stripping as the next phase of the Mackay pit commences.

At the Pirquitas mine, cash cost guidance has been reduced to between $9.50 and $11.50 per payable ounce of silver sold from $10.50 to $12.50 per payable ounce of silver sold. This change is driven by strong cash cost performance in the first quarter combined with a more favourable outlook for operating costs in Argentina principally as a result of the weakening of the Argentine peso.

Annual silver production is expected to decline relative to 2015 due to the anticipated completion of the Phase 2 pit late in the fourth quarter and the associated cessation of San Miguel open pit mining activities. We conducted engineering and economic studies and confirmed the viability of the limited deepening of the Phase 2 pit, enabling a modest extension to the pit life. Stockpile processing is expected to commence as the ore supply from the open pit declines towards the end of the year. Recent plant scale test processing of certain transitional and lower grade sulphide stockpiles has resulted in an improvement in expected metallurgical performance. As a result of this work, and dependent on prevailing silver prices in 2017, stockpile processing would extend through to late 2017. Mine life extension remains a priority for Pirquitas as demonstrated by our 2016 planned expenditures at the Chinchillas project.

Exploration and development expenditures are forecast at $15 million for 2016. Planned expenditures related to the Pirquitas mine include $7.5 million at the Chinchillas project for pre-development activities, including exploration, mine planning, metallurgical studies, permitting and engineering studies. Expenditures at Marigold are forecast at $4 million to continue Mineral Resource discovery and conversion at the 8 South area, complete the assay program over the Mackay pit for the remainder of the pit mine life and commence exploration on the Valmy property acquired in 2015. Approximately $1.5 million is planned for greenfields U.S. exploration activities, notably at the Perdito project. The remainder of the expenditures are attributable to property holdings being maintained in good standing with limited programs expected within our remaining exploration and development portfolio.

Consolidated Financial Summary

Selected Financial Data (1)
	Three Months Ended March 31
	2016	2015
	$	$
Revenue	101,513	111,721
Income from mine operations	23,298	30,402
Operating income	14,614	21,275
Net income for the period	2,300	9,096
Basic income per share	0.03	0.11
Adjusted income before tax (2)	12,581	17,617
Adjusted net income (2)	9,023	6,783
Adjusted basic income per share	0.11	0.08
Cash generated by operating activities	12,724	30,807
Cash used in investing activities	(5,844)	(38,214)
Cash used in financing activities	(1,069)	—

Financial Position	March 31, 2016	December 31, 2015
Cash and cash equivalents	217,634	211,862
Current assets - total	483,627	476,734
Current liabilities - total	128,628	135,851
Working capital	354,999	340,883
Total assets	880,501	871,677

(1)	All values are presented in thousands of U.S. dollars, except per share values.

(2)	We report non-GAAP measures including adjusted income before- and after-tax, to manage and evaluate our operating performance. Please see "Cautionary Note Regarding Non-GAAP Measures".

The decrease in quarterly revenue compared to the first quarter of 2015 was due to 2% lower realized prices of gold and 10% lower realized prices of silver combined with 13% fewer ounces of gold sold due to lower gold production, partially offset by an 11% increase in silver sales.

Income from mine operations in the first quarter of 2016 generated a gross margin of 23%, comparable to the 27% in the first quarter of 2015 due to the lower precious metals price environment being somewhat offset by lower cost of sales. Operating income in the first quarter of 2016 was positively impacted by lower general and administrative expenditures, partially offset by exploration costs at the Chinchillas project.

The lower prices of gold and silver have a direct impact on cash generated from operating activities. However, in the first quarter of 2016, the reduction in operating cash flow was principally due to working capital impacts which normalize over time. A significant increase in receivables due to timing of concentrate sales and reduction in accounts payable led to a $15.5 million net use of non-cash working capital. Cash used in investing activities was significantly lower in the first quarter of 2016 than in the first quarter of 2015 due to lower deferred stripping in the current period and the payment of the deposit to the Canada Revenue Agency made on February 26, 2015. We repaid a portion of the short-term debt in Argentina during the first quarter of 2016.

Acquisition of Claude Resources

On March 7, 2016, we entered into an agreement (the "Arrangement Agreement") whereby we will acquire all of the outstanding common shares of Claude Resources Inc. ("Claude") pursuant to a plan of arrangement (the "Transaction") to create a high-quality intermediate precious metals producer with assets in the Americas. Through the Transaction, we are adding a high quality, strong cash flowing gold operation located in Canada, one of the best places in the world to operate mines, and a large underexplored land position with significant exploration upside. In addition to increasing free cash flow generation, we expect the Transaction will result in enhanced credit quality and improved financial flexibility. With financial synergies and our strong balance sheet, we believe that the combined company will be well positioned to enhance value from our assets and pursue further growth opportunities. Closing of the Transaction is expected to occur on or about May 31, 2016, and is subject to receipt of all necessary approvals, including approval by the shareholders of each of Silver Standard and Claude at meetings to be held on May 18, 2016.

Under the terms of the Arrangement Agreement, all of the issued and outstanding common shares of Claude will be exchanged on the basis of 0.185 of a Silver Standard common share and C$0.001 in cash per Claude share. Upon completion of the Transaction, existing Silver Standard and Claude shareholders will own approximately 69% and 31% of the combined company, respectively.

Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist, Exploration.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Thursday, May 12, 2016, at 10:00 a.m. EDT.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	ir.silverstandard.com

▪	The conference call will be archived and available at ir.silverstandard.com.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 00376
All other callers:	+1 (412) 317-0088, replay code 00376

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of cessation of San Miguel open pit mining activities and stockpile processing at the Pirquitas mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the expected closing of the acquisition of Claude and anticipated benefits from the Transaction; expected timing to complete engineering studies at the Chinchillas project and make a decision about whether to move forward with the project; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the recently announced acquisition of Claude; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in late 2016, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors' involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs, total costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.